Direct Dial: 904-301-4346
Direct Fax: 904-301-4201
E-Mail: mregan@joe.com
May 7, 2007
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
Fax: 202-772-9209
Attention:    Kevin Woody and Amanda Jaffe

Re:	The St. Joe Company
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2007
SEC File No. 1-10466
Dear Mr. Woody:
This letter responds to comments by the staff of the Securities and Exchange Commission (the “Commission”) contained in the letter (the “Comment Letter”) dated April 25, 2007, from you to Peter S. Rummell, the Chairman and Chief Executive Officer of The St. Joe Company (the “Company”). For ease of reference, we have reproduced below the full text of the staff’s comment, which is followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2006
Financial Statements
Consolidated Statement of Cash Flows, page F-5
1.   We note that you made distributions on common stock despite negative cash flow from operating activities during the year ended December 31, 2006. Please discuss the source(s) of these distributions, within the Liquidity and Capital Resources section of your Management’s Discussion and Analysis of Financial Condition and Results of Operations, as the negative cash flow from operating activities raise concerns about the sustainability of distributions into the future.
Prior to 2006 the Company had generated positive cash flow from operations for the last ten years. Negative cash flow from operations in 2006 was caused in part by significant real estate project spending on several large residential segment projects in their early stages of development. We expect real estate project spending in 2007 will be significantly below that of

Securities and Exchange Commission
May 7, 2007

2006. Based on the Company’s projections for 2007, we believe we will have adequate income and positive cash flows from operating and investing activities, excluding a significant tax payment made in Q1 2007 which we funded with debt, to sustain dividends into the foreseeable future at similar levels to that paid in 2006. In the event our sources of funds drop significantly below our historical and expected levels in 2007, something we do not believe will happen, a dividend reduction or elimination would be considered. We believe our disclosure in the Liquidity and Capital Resources section in our MD&A adequately describes our circumstances and expectations and does not require amendment. We will continue to review and consider the need to discuss this issue in future filings if the facts and circumstances change.
Note 12. Income Taxes, page F-25
2.   We note your disclosure at page 42 that you expect to make significant tax payments in 2007 related to an IRS audit of the years 2001-2004, and that balances expected to be affected by any tax settlement include other liabilities, taxes payable and deferred taxes. Please tell us whether you have accrued any amounts related to this potential tax settlement. In your response, please include an analysis of your evaluation of the criteria for accrual of a loss contingency in SFAS 5.
The amounts identified in the IRS audit had all been previously provided for in our consolidated financial statements based on our evaluation of the facts and our assessment of the probabilities in accordance with FAS 5 and FAS 109. Because of the nature of the adjustments proposed by the IRS, our liability for this settlement is and has been reflected in other liabilities, taxes payable, and deferred taxes. We believe our reserves for taxes at December 31, 2006 were adequate based on our item by item review. With respect to the most significant issue in the IRS audit, the company accrued tax reserves at the time the position was taken at the full amount of the expected tax. At that time, though the Company believed it had an appropriate tax return position, it did not believe it was probable, under FAS 5, that the expected tax benefit would ultimately be realized, since a “should level” tax opinion had not been obtained. The other significant issues primarily center around timing of recognition and were therefore considered as temporary differences for which deferred taxes were provided at the time of the transactions. At each reporting period through 2006 we have reviewed our accrued tax reserves and related interest reserves for adequacy, under the criteria of FAS 5, on a position by position basis and believe our tax liabilities at December 31, 2006 fully account for the Company’s expected liabilities for taxes and related interest for the years under audit.
After filing of the 2006 Form 10K, the Company received written communication from the Internal Revenue Service that set forth a settlement offer to which the Company has verbally agreed for the years under audit. The results of the settlement reflect the fact that our tax reserves at December 31, 2006 were approximately $3.2 million in excess of the amounts agreed upon, and this will be addressed in our March 31, 2007 Form 10Q which will be filed by its due date.
At your request, the Company also hereby acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

Securities and Exchange Commission
May 7, 2007

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, please contact me at your convenience at 904-301-4346.
Sincerely,
/s/ Michael N. Regan
Michael N. Regan
Chief Financial Officer

cc:	Peter S. Rummell, Chairman and Chief Executive Officer Christine M. Marx, General Counsel and Corporate Secretary